UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ANTHEM 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Anthem, Inc.
220 Virginia Avenue
Indianapolis, IN 46204

REQUIRED INFORMATION
The Anthem 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2021 and 2020 and for the
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

ANTHEM 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2021 and 2020 and for the
Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Anthem 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Anthem 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 2002, but we are unable to determine the specific year.
Indianapolis, Indiana
June 24, 2022

Anthem 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2021	2020
Assets
Investments at fair value	$10,930,053,702	$9,667,318,863
Receivables:
Notes receivable from participants	173,060,972	198,326,498
Contributions receivable from employer	1,387,294	503,307
Net assets available for benefits	$11,104,501,968	$9,866,148,668
See accompanying notes.

Anthem 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

Additions
Interest and dividends	$109,808,370
Net appreciation in fair value of investments	1,341,995,295
Interest income on notes receivable from participants	9,559,738
Contributions:
Participants	456,904,057
Rollovers	92,186,626
Employer	232,472,701
Total additions	2,242,926,787
Deductions
Benefit payments and withdrawals	976,252,099
Administrative fees	8,398,107
Total deductions	984,650,206
Increase in net assets prior to transfers	1,258,276,581

Transfers of assets, net	(19,923,281)

Net assets available for benefits at beginning of year	9,866,148,668
Net assets available for benefits at end of year	$11,104,501,968
See accompanying notes.

Anthem 401(k) Plan
Notes to Financial Statements
December 31, 2021
1. Description of the Plan
The following description of the Anthem 401(k) Plan (the “Plan”) provides only general information. More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General
The Plan is a defined contribution plan which was established to provide savings opportunities for employees of Anthem, Inc. (“Anthem”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of Anthem. Effective October 1, 2021, Fidelity Management Trust Company became the trustee of the Plan and Fidelity Workplace Services LLC became the recordkeeper of the Plan (collectively, "Fidelity"). Previously, Vanguard Fiduciary Trust Company served as the Plan’s trustee and The Vanguard Group, Inc. ("Vanguard Group") served as the Plan’s recordkeeper.
Plan Transfers and Mergers
On March 15, 2021, various medical professionals of Anthem were transitioned to a separate professional employment organization. As a result, these individuals' 401(k) accounts totaling approximately $31.9 million were transferred from the Plan to the Diversified Business Group PEO 401(k) Plan. Effective December 15, 2021, the America's 1st Choice 401(k) Profit Sharing Plan was merged into the Plan. As a result of the merger, net assets available for benefits of approximately $11.4 million were transferred to the Plan. In addition, other transfers of a lesser extent also occurred during 2021.
Participant Accounts
Individual accounts are maintained by the Plan for each eligible employee who participates in the Plan (“Participant”). Each Participant’s account is credited with the Participant’s contributions, rollover contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Investments in Participant accounts are Participant directed. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.
Contributions
Participants may make voluntary contributions of 1% to 60% of eligible compensation, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Participants may make pretax contributions to a traditional 401(k) account, after tax contributions to a Roth 401(k) account or a combination of the two through automatic payroll deduction. Participants are automatically enrolled in the Plan at an initial pretax deferral rate of 6%, with an annual automatic increase of the rate of 1%, up to 15% of compensation, unless the participant directs otherwise.
For the 2021 plan year, the Plan Sponsor provided a matching contribution of 100% of the first 3% of the Participant’s eligible compensation contributed in Participant pretax or Roth contributions, then 50% of the next 3% of the Participant’s eligible compensation contributed, for a total potential Plan Sponsor matching contribution of 4.5%. The Plan Sponsor matching contribution of Participant pretax and Roth contributions is contributed as a pretax contribution. Additional discretionary contributions may also be made by the Plan Sponsor. No discretionary contributions were made during the 2021 plan year.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
Participants who attain age 50 by the end of the plan year may elect to contribute additional "catch up" contributions to their account beyond the regular annual IRS limits, in accordance with applicable laws and the Plan's terms. Catch-up contributions are eligible for matching contributions.
Rollover Contributions
The Plan may accept rollover contributions. Rollover contributions represent distributions received from other qualified retirement plans, as defined in IRC section 401(a)(31)(E), including any such distributions contributed via a "conduit" individual retirement account. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.
Vesting
Participants have a vested interest in the Plan Sponsor match after the Participant has completed a two year period of service. Nonvested account balances of terminated employees are forfeited.
Forfeitures
Forfeited nonvested account balances and unclaimed distributions totaled $3,833,652 and $3,242,984 as of December 31, 2021 and 2020, respectively. Forfeitures can be used to reduce future employer contributions or to pay certain administrative expenses. During 2021, forfeitures of $5,007,171 were used to offset employer contributions and forfeitures of $3,077,337 were used to pay administrative expenses.
Investments
Participants direct their elective contributions into various investment options offered by the Plan, including target date funds, several mutual and collective trust funds, the Anthem Stock Fund and a brokerage window. The Plan may make changes to its investment options from time to time.
Generally, Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.
Benefit Payments and Withdrawals
A Participant may make a withdrawal of voluntary after-tax contributions made to a traditional 401(k) account prior to January 1, 2012, or take a qualified distribution of Roth 401(k) contributions, as defined by the IRS, at any time. Additionally, after attaining age 59½, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.
An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account. The in-service hardship withdrawal must be necessary to satisfy an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan.
Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is $1,000 or less, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but not more than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the account will remain in the Plan unless the Participant elects otherwise. The Participant may elect to have the entire portion, if any, of the account held in the Anthem Stock Fund paid in whole shares of Anthem, Inc. common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by April 1 of the next calendar year after the later of attainment of age 72 or retirement. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
Notes Receivable from Participants

Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Effective October 1, 2020 a Participant may not have more than two loans outstanding at any one time and must wait 30 days from when a loan is paid off before requesting a new loan. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate plus 1% as listed by Reuters on the last business day of the month prior to the month the loan is requested and is set on the day the loan is approved. Repayments are made by payroll deduction or remitted directly to Fidelity.

Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan. The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Transaction fees related to loan processing are paid from individual participant accounts. Investment related expenses are included in net appreciation in fair value of investments.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
Notes Receivable from Participants
Notes receivable from participants represent Participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.
3. Employee Stock Ownership Plan ("ESOP")
The Anthem Stock Fund is a unitized fund that invests in Anthem, Inc. common stock, which means participants do not actually own shares of Anthem, Inc. common stock but rather own an interest in the unitized fund. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions. Investment in the Anthem Stock Fund is limited to no more than 20% of a Participant's total balance.
The portion of the Plan invested in the Anthem Stock Fund is designated as an ESOP. Anthem, Inc. common stock is purchased by the ESOP using Participant directed contributions. Each Participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.
Put Option
In accordance with IRS regulations, Anthem, Inc. stock that ceases to be readily tradable on an established market includes a put option for any Participant who is otherwise entitled to a total distribution from the Plan. The put option is the right to require that the Plan Sponsor repurchase the Anthem, Inc. stock credited to the Participant’s account under a fair valuation formula. The distribution may be paid with interest over a period of not more than five years.
Dividends Paid on Anthem, Inc. Stock
Any cash dividends paid to the Participant’s account will be reinvested in the Anthem Stock Fund unless the Participant elects to receive the dividend in cash paid directly to the Participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.
4. Fair Value Measurements
Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by the Financial Accounting Standards Board ("FASB") guidance for fair value measurements and disclosures, are as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Mutual funds: Valued at quoted market prices, which represent net asset value ("NAV") of shares held by the Plan at year end.
Anthem, Inc. common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the Plan year.
Self-directed brokerage accounts: Valued at quoted market prices of the investments held in the brokerage account. Equity securities held in the brokerage account are valued at quoted market prices reported on the active market on which the individual securities are traded on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent the NAV of shares held in the brokerage account at year end.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
Collective trusts: Valued using the NAV per share as reported by the fund managers. NAV is based on the fair value of the underlying investments within the portfolio. NAV is used as a practical expedient to estimate fair value. The target retirement collective trusts provide an appropriate asset mix for a participant given the participant’s age and retirement year. The institutional index and other collective trusts seek to replicate the performance of certain prominent benchmark indexes. There are no restrictions on redemptions from the collective trusts.
A summary of the Plan's financial assets carried at fair value on a recurring basis is as follows:

December 31, 2021	Total	Level I	Level II	Level III
Mutual funds	$875,638,853	$875,638,853	$—	$—
Anthem, Inc. common stock	628,739,331	628,739,331	—	—
Self-directed brokerage accounts	109,109,838	109,109,838	—	—
Investments measured at fair value	1,613,488,022	$1,613,488,022	$—	$—
Collective trusts *	9,316,565,680
Total investments at fair value	$10,930,053,702

December 31, 2020	Total	Level I	Level II	Level III
Mutual funds	$495,502,702	$495,502,702	$—	$—
Anthem, Inc. common stock	472,027,373	472,027,373	—	—
Self-directed brokerage accounts	72,225,128	72,225,128	—	—
Investments measured at fair value	1,039,755,203	$1,039,755,203	$—	$—
Collective trusts *	8,627,563,660
Total investments at fair value	$9,667,318,863
* In accordance with FASB guidance, the collective trusts have not been classified in the fair value hierarchy as they are measured at fair value using NAV as a practical expedient. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item in the statements of net assets available for benefits.
5. Exempt Related Party and Party-In-Interest Transactions
The Plan invests in common stock of Anthem, Inc. As of December 31, 2021, the Plan owned approximately 1,356,386 shares of Anthem common stock with a fair value of $628,739,331. During 2021, the Plan had net sales of Anthem common stock totaling $38,718,765.
During 2021, the Plan reimbursed the Plan Sponsor $61,459 for administrative expenses. This reimbursement is included in Administrative fees in the statement of changes in net assets available for benefits.
Notes receivable from participants also reflect party-in-interest transactions.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated October 24, 2017, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Anthem 401(k) Plan
Notes to Financial Statements (continued)
7. Reconciliation to Form 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2021 and 2020, is as follows:

	2021	2020
Net assets available for benefits per the financial statements	$11,104,501,968	$9,866,148,668
Deemed distributions of participant loans	(639,746)	(644,614)
Net assets available for benefits per the Form 5500	$11,103,862,222	$9,865,504,054

Reconciliation of the increase in net assets available for benefits per the financial statements to the net income (loss) per the Form 5500 for the year ended December 31, 2021 is as follows:

2021
Increase in net assets prior to transfers per the financial statements	$1,258,276,581
Deemed distributions activity	4,868
Net income (loss) per the Form 5500	$1,258,281,449
8. Subsequent Events
The Plan Sponsor has evaluated the impact of subsequent events through June 24, 2022, the date the financial statements were available to be issued.
Effective January 1, 2022, the Plan was amended to reflect the following design changes:
•Increase of the maximum participant voluntary contribution percentage to 80% of eligible compensation.
•Increase of the Plan Sponsor matching contribution to 100% of the first 4% of the Participant's eligible compensation contributed in Participant pretax or Roth contributions, then 50% of the next 2% of the Participant's eligible compensation contributed, for a total potential Plan Sponsor matching contribution of 5%.
No other subsequent events have been recognized or required additional disclosure in the financial statements.

Anthem 401(k) Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
EIN #11-3713086 Plan #003
December 31, 2021

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value

	The Vanguard Group Mutual Funds
		Explorer Fund Admiral Shares	572,661,488
		Cash Reserves Federal Money Market Fund Admiral Shares	4,043,141
			$576,704,629
	The Vanguard Group Collective Trusts
		Institutional 500 Index Trust	1,669,505,781
		Institutional Total International Stock Market Index Trust	649,103,130
		Institutional Extended Market Index Trust	584,675,781
		Institutional Total Bond Market Index Trust	472,773,857
		Retirement Savings Trust II	667,413,292
		Target Retirement 2015 Trust	143,448,194
		Target Retirement 2020 Trust	218,625,479
		Target Retirement 2025 Trust	641,686,723
		Target Retirement 2030 Trust	427,181,852
		Target Retirement 2035 Trust	730,878,165
		Target Retirement 2040 Trust	382,863,005
		Target Retirement 2045 Trust	526,472,478
		Target Retirement 2050 Trust	279,023,352
		Target Retirement 2055 Trust	149,789,288
		Target Retirement 2060 Trust	47,833,792
		Target Retirement 2065 Trust	10,551,715
		Target Retirement Income Trust	65,925,057
			$7,667,750,941
	Other Mutual Funds
		MFS Institutional International Equity Fund	253,148,162
		Westwood SmallCap Fund; Ultra Shares	28,176,089
		DoubleLine Flexible Income Fund Class I	11,294,153
*		Fidelity Investments Money Market Government Portfolio	6,315,820
			$298,934,224
	Other Collective Trusts
		T. Rowe Price Large-Cap Growth Trust	793,103,995
		MFS Large Cap Value CIT Class 5	503,954,286
		Prudential Core Plus Bond Fund Class 5	286,727,722
		State Street Real Asset Fund Class C	65,028,736
			$1,648,814,739

*	Anthem, Inc. common stock		628,739,331

**	Self-directed brokerage accounts		109,109,838

*	Notes receivable from participants	Interest rates range from 3.25% to 10.5%	172,421,226

			$11,102,474,928
*Party-in-interest.
**Certain investments in the self-directed brokerage accounts are issued by a party-in-interest
Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
         ANTHEM 401(k) PLAN

By:	/s/ Ronald W. Penczek
Ronald W. Penczek
Member, Retirement Committee of ATH Holding Company, LLC

Date: June 24, 2022

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm